Exhibit 99.6

LETTER OF CONFIRMATION

November 20, 2009

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Yukon
Registrar of Securities, Nunavut

Dear Sirs:

Subject:	Harvest Energy Trust. (“Trust”)

We confirm that the below items were sent by pre-paid mail on November 17, 2009, to the registered holders of trust units of the Trust.

1.	Notice of Special Meeting / Information Circular
2.	Letter of Transmittal
3.	Proxy
4.	Prepaid Proxy Return Envelope
5.	Security Return Envelope

We further confirm that copies of the items were sent by courier on November 18, 2009 to those intermediaries holding trust units of the Trust who responded directly to Valiant Trust Company with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Trust.

Yours truly,

VALIANT TRUST COMPANY

Signed “June Lam”

June Lam
Account Manager

Cc:

Harvest Energy Trust
Attn: Kari Sawatzky